SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APPOINTS CITIGROUP AS JOINT CORPORATE BROKER

Ryanair Holdings PLC today (19 Feb) announced the appointment of Citigroup Global Markets Limited (Citigroup) as its joint corporate broker, to work alongside its existing broker, Davy Stockbrokers Limited (Davy).

Commenting on the appointment, Ryanair's CFO Howard Millar said:

"We are pleased to appoint Citigroup as our joint corporate brokers. We look forward to using Citigroup's expertise and global financial reach to market Ryanair to investors."

Citigroup's Head of Ireland Banking, Tony Golden said:

"We are delighted to work with Ryanair Holdings and we are looking forward to marketing Ryanair's compelling investment case."

For further information
please contact:

Howard Millar                          Joe Carmody
Ryanair Holdings PLC            Edelman
Tel: +353-1-8121212                 Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 February, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary